UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35211

GASTAR EXPLORATION INC.

(Exact name of registrant as specified in its charter)

1331 Lamar Street,

Suite 650,

Houston, Texas 77010

(713) 739-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights1

(Titles of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

8.625% Series A Cumulative Preferred Stock, par value $0.01 per share

10.75% Series B Cumulative Preferred Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None

[1]	The Preferred Share Purchase Rights (the “Rights”) expired on April 6, 2017 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of January 27, 2017, between Gastar Exploration Inc. (the “Company”) and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”) as amended by Amendment No. 1 to the Rights Agreement, dated as of April 6, 2017, between the Company and the Rights Agent. The Company initially filed a Form 8-A to register the Rights on January 30, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gastar Exploration Inc.

Date: May 10, 2017	By:	/s/ Michael A. Gerlich
	Name:	Michael A. Gerlich
	Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary